Exhibit (a)(1)(vi)

MICROSTRATEGY INCORPORATED

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS

RE: OFFER TO PURCHASE SHARES OF CLASS A COMMON STOCK

August 11, 2020

As you may already know, MicroStrategy Incorporated (the “Company”) has recently announced a tender offer to purchase up to $250 million in value of its issued and outstanding class A common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), at a price calculated as described in the Tender Offer Documents (as defined below) that is a price not greater than $140.00 nor less than $122.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the tender offer (the “Tender Offer”), as described in the Offer to Purchase dated August 11, 2020, the related Letter of Transmittal and in other related materials that were distributed to stockholders and filed with the Securities and Exchange Commission (the “SEC”), each as may be amended or supplemented from time to time (collectively, the “Tender Offer Documents”).

The Tender Offer is subject to a number of terms and conditions that are described in the Tender Offer Documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before the date on which the Tender Offer expires (5:00 P.M., New York City time, on September 10, 2020, unless the Tender Offer is extended or terminated), the deadline for participating in the Tender Offer. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.

Procedure for Option Holders to Participate

The Tender Offer is generally being made to the Company’s stockholders. Because you hold vested options (or hold options that will vest before the Tender Offer expires), you may participate in the Tender Offer by first exercising your vested stock options and then tendering your Shares in accordance with the terms and conditions of the Tender Offer Documents set forth below.

For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested Shares, and expiration dates, please contact Joty Paparello at (703) 610-3862.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the Shares underlying your stock options. The prospectuses are available at https://ir.microstrategy.com/financial-information/sec-filings.

If you are a former employee of the Company or its subsidiaries, your vested stock options generally remain exercisable for 90 days following the effective date of your termination of employment; however, you should review your award agreement to confirm the expiration date of your stock options. Please keep the expiration date of your stock options in mind when making a decision about whether to participate in the Tender Offer. The Tender Offer will not extend the expiration date or otherwise modify the terms of your options.

Following the exercise of your stock options, you will receive Shares that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer Documents to determine if participation would be advantageous to you. The Tender Offer Documents consist of (1) Offer to Purchase dated August 11, 2020, (2) the related Letter of Transmittal and (3) certain other related materials that were distributed to stockholders and filed with the SEC. You can obtain a copy of the Tender Offer Documents from Georgeson LLC, the information agent for the Tender Offer, at 1 (866) 828-4304. The Offer to Purchase sets forth all of the terms and conditions of the Tender Offer, some of which are summarized below. If you hold share certificates registered in your own name, the Letter of Transmittal is the form you would use to inform the Company that you wish to participate in the Tender Offer. If you have the Shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will be required to tender the Shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Tender Offer and have any questions, you should contact Joty Paparello (at (703) 610-3862) regarding exercising your stock options or Georgeson LLC (at 1 (866) 828-4304) regarding the Tender Offer.

Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decisions. The Company’s Board of Directors (the “Board”) has approved the making of the Tender Offer. However, neither the Company nor its Board is making any recommendation as to whether you should exercise your stock options, whether you should participate in the Tender Offer or, if you decide to participate, at what purchase price or purchase prices you may tender your Shares in the Tender Offer. You should review the Tender Offer Documents, each as may be amended or supplemented from time to time, including the Offer to Purchase and the Letter of Transmittal, and consult your own tax, financial and other personal advisors before determining whether to exercise options and whether to participate in the Tender Offer.

If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer expires at 5:00 P.M., New York City time, on September 10, 2020, unless extended or terminated by the Company. In addition, as noted above, if the Shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender the Shares in your account.

If you wish to exercise all or a portion of your vested stock options in order to tender the underlying Shares in the Tender Offer, you must exercise your stock options early enough to allow the Company to facilitate your exercise and to transfer the Shares to you before the Tender Offer expires. You should note that an option exercise procedure can take several days, so you should plan your decisions accordingly. For further information, or if you have any questions relating to exercising your options, including those relating to the applicable deadlines, contact Joty Paparello as described above.

If you do elect to exercise your stock options, the exercise is not revocable, even if all or a portion of your Shares are not accepted in the Tender Offer.

Summary of Terms of the Tender Offer

The terms and conditions of the Tender Offer are fully set forth in the Tender Offer Documents, available from Georgeson LLC, the information agent for the Tender Offer, at 1 (866) 828-4304. The summary set forth below is intended only to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain copies of the Tender Offer Documents for further review. This summary is qualified by the terms and conditions set forth in the Tender Offer Documents.

The Company invites its stockholders to tender up to $250 million in value of its issued and outstanding class A common stock, par value $0.001 per share, for purchase by the Company at a price calculated as described in the Tender Offer Documents that is a price no greater than $140.00 nor less than $122.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offer.

The Company will determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Tender Offer, taking into account the total number of Shares tendered and the prices specified, or deemed specified, by tendering stockholders. This single per Share price (the “Final Purchase Price”) will be the lowest single purchase price, not greater than $140.00 nor less than $122.00 per Share, that would allow the Company to purchase $250 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn in the event that less than $250 million in value of Shares is properly tendered and not properly withdrawn.

The Company reserves the right to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Tender Offer, subject to applicable law. In accordance with the rules of the SEC, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn, the Company may increase the value of the Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Tender Offer by no more than 2% of the outstanding Shares without extending the Tender Offer.

The Company will acquire Shares in the Tender Offer at the Final Purchase Price upon the terms and subject to the conditions of the Tender Offer, including the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase. These terms and conditions generally provide that the Company will first accept Shares tendered by smaller stockholders (individuals who own, beneficially or of record, an aggregate of less than 100 Shares), provided these individuals properly tender all of their Shares, and then will accept Shares properly tendered on a pro rata basis. The Company will only purchase conditionally tendered Shares, by random lot and to the extent feasible, if such purchase is necessary to permit the Company to purchase $250 million in value of Shares (or such greater amount as the Company may elect to purchase, subject to applicable law).

If you exercise any of your vested stock options, and the Company does not accept the tender of all or any of your Shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering Shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Tender Offer.

THE TENDER OFFER IS NOT BEING MADE TO HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF OFFERS TO SELL SUCH SHARES WOULD NOT BE IN

COMPLIANCE WITH APPLICABLE LAW.

Stock plan recordkeeping and administrative services are provided by Shareworks. The Company and Shareworks are not affiliated. This material has been prepared and distributed by the Company and it is solely responsible for its accuracy.